Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Augusta Resource Corp. (TSX/NYSE: AZC)(“Augusta” or the “Company”)
Suite 400 - 837 West Hastings Street
Vancouver, British Columbia V6C 3N6

Item 2 Date of Material Change

July 17, 2012

Item 3 News Release

The news release was disseminated on July 17, 2012 by Marketwire.

Item 4 Summary of Material Change

Augusta (“Augusta” or “the Company”) has completed an updated National Instrument (“NI”) 43-101 compliant mineral resource for its Rosemont Copper project (“Rosemont”) near Tucson, Arizona.

Item 5 Full Description of Material Change

See attached Press Release.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

None

Item 8 Executive Officers

Gilmour Clausen, President and CEO or Purni Parikh, Vice President, Corporate Secretary

Item 9 Date of Report

July 17, 2012

NEWS RELEASE

Augusta Announces 34% Increase in Rosemont Sulfide Mineral
Resource

Denver, CO, July 17, 2012 – Augusta Resource Corporation (TSX/NYSE MKT: AZC) (“Augusta” or “the Company”) has completed an updated National Instrument (“NI”) 43-101 compliant mineral resource for its Rosemont Copper project (“Rosemont”) near Tucson, Arizona. The updated mineral resource estimate is comprised of:

  Measured and indicated sulfide mineral resources of 919 million tons, representing an increase of 232 million tons or 34% when compared to the 2008 mineral resource, with average grades of 0.41% copper and 0.014% molybdenum for a total of 7.5 billion lbs of copper and 256 million lbs of molybdenum;
  Inferred sulfide mineral resource of 139 million tons, representing a decrease of 106 million tons or 43% when compared to the 2008 mineral resource which is a result of successful drilling and model upgrading of a significant portion of the inferred resource to measured and indicated. Average grades are 0.40% copper and 0.012% molybdenum for an inferred resource of 1.1billion lbs of copper and 35 million lbs of molybdenum.

“This increase represents the success we have achieved from our drilling program over the last year,” said Gil Clausen, Augusta’s President and CEO. “We expect this larger resource to positively contribute to the feasibility study update that is expected to be released shortly.”

A summary of Rosemont’s mineral resource is provided below. It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

	Rosemont Measured and Indicated Mineral Resources
	Sulfide Mineral Resources (includes mixed sulfide)					Oxide Mineral Resources
	Tons (M)	Copper Equiv (%)	Copper (%)	Molybdenum (%)	Silver (opt)	Tons (M)	Copper (%)
Measured	347.7	0.56	0.45	0.015	0.12	30.3	0.17
Indicated	571.6	0.48	0.38	0.014	0.10	33.1	0.16
TOTAL M&I	919.3	0.51	0.41	0.014	0.11	63.4	0.17

	Inferred Mineral Resources
	Sulfide Mineral Resources (includes mixed sulfide)					Oxide Mineral Resources
	Tons (M)	Copper Equiv (%)	Copper (%)	Molybdenum (%)	Silver (opt)	Tons (M)	Copper (%)
TOTAL Inf.	138.6	0.49	0.40	0.012	0.10	1.1	0.15

The mineral resource has been confined to a pit shell based on $3.50 per pound copper.
Cutoff grades are 0.15% CuEq for sulfide, 0.30% CuEq for mixed sulfide, and 0.10% Cu for oxide.
Copper equivalency for copper is based on $2.50/lb Cu and 86% recovery for sulfide, 40% recovery for mixed sulfide.
Copper equivalency for molybdenum is based on $15.00/lb Mo and 63% recovery for sulfide, 30% recovery for mixed sulfide.
Copper equivalency for silver is based on $20/oz Ag and 80% recovery for sulfide, 38% recovery for mixed sulfide.

The mineral resource estimate includes drill and assay information up to March 2012. A total of 266 drill holes, representing 342,700 feet of drilling, were used to update the geologic block model. This included 12 recent holes drilled for infill and metallurgical purposes, as well as further sampling of five older holes.

Technical Report
A National Instrument (“NI”) 43-101 Technical Report including the updated mineral resource estimate will be filed on SEDAR at www.sedar.com within the next 45 days and will also be available on the Company’s website at www.augustaresource.com.

Qualified Person
Augusta contracted Moose Mountain Technical Services of British Columbia, Canada to estimate Rosemont’s updated mineral resource. The mineral resource update was performed under the direction of Ms. Susan Bird, P.Eng. She is a registered professional engineer with the province of British Columbia and is an Independent Qualified Person under the standards set forth by Canadian National Instrument 43-101.

About Augusta
Augusta is a base metals company focused on advancing the Rosemont Copper deposit near Tucson, Arizona. Rosemont hosts a large copper/molybdenum reserve that would account for about 10% of US copper output once in production in 2014 (for details refer to www.augustaresource.com). The exceptional experience and strength of Augusta’s management team, combined with the developed infrastructure and robust economics of the Rosemont project, propels Augusta to becoming a solid mid-tier copper producer. The Company trades on the Toronto Stock Exchange and the NYSE MKT under the symbol AZC.

Contact Information

Augusta Resource Corporation

Letitia Cornacchia, Vice President,
Investor Relations and Corporate
Communications
Tel: (416) 860 6310
Email: lcornacchia@augustaresource.com

CAUTIONARY STATEMENTS REGARDING FORWARD LOOKING INFORMATION
Certain of the statements made and information contained herein may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Such forward-looking statements and forward-looking information include, but are not limited to statements concerning: the Company’s plans at the Rosemont Project; estimated production; and capital and operating and cash flow estimates. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information include, but are not limited to, statements or information with respect to known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; speculative nature of exploration activities; periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems; commodity price fluctuations; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form dated March 19, 2012. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company disclaims any intent or obligation to update forward-looking statements or information except as required by law, and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

About Mineral Reserves and Mineral Resources
This press release uses the terms indicated and inferred resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that: (a) mineral resources are not economic mineral reserves; (b) the economic viability of resources that are not mineral reserves has not been demonstrated; and (c) it should not be assumed that further work on the stated resources will lead to mineral reserves that can be mined economically. In addition, inferred resources are considered too geologically speculative to have any economic considerations applied to them. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for certain preliminary economic assessments. Readers should also refer to the Company’s Information Form dated March 19, 2012 and other continuous disclosure documents available at www.sedar.com, which is subject to the qualifications and notes set forth therein.